PROPOSAL NO. 5

AMENDMENT TO THE COMPANY'S CERTIFICATE OF

INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF COMMON STOCK

Our Board has adopted resolutions (1) declaring that submitting an amendment to the Company's Certificate of Incorporation to effect a reverse stock split, as described below, was advisable and (2) directing that a proposal to approve the Reverse Stock Split be submitted to the holders of our Common Stock for their approval.

The form of the proposed amendment to the Company's Certificate of Incorporation to effect a reverse stock split will be substantially as set forth on Annex A (subject to any changes required by applicable law). If approved by our stockholders, the Reverse Stock Split proposal would permit (but not require) our Board to effect a reverse stock split of our Common Stock at any time prior to July 1, 2020 by a ratio of not less than one-for-five and not more than one-for-forty, with the exact ratio to be set at a whole number within this range as determined by our Board in its sole discretion. We believe that enabling our Board to set the ratio within the stated range will provide us with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for our stockholders. In determining a ratio, if any, following the receipt of stockholder approval, our Board may consider, among other things, factors such as:

- The continued listing requirements of the NYSE American;

- the historical trading price and trading volume of our Common Stock;

- the number of shares of our Common Stock outstanding;

- the then-prevailing trading price and trading volume of our Common Stock and the anticipated impact of the Reverse Stock Split on the trading market for our Common Stock;

- the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs; and

- prevailing general market and economic conditions.

Our Board reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed reverse stock split ratios, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and its stockholders.

Depending on the ratio for the Reverse Stock Split determined by our Board, no less than four and no more than twenty shares of existing Common Stock, as determined by our Board, will be combined into one share of Common Stock. The amendment to our Company's Certificate of Incorporation to effect a reverse stock split, if any, will include only the reverse split ratio determined by our Board to be in the best interests of our stockholders and all of the other proposed amendments at different ratios will be abandoned.

To avoid the existence of fractional shares of our Common Stock, the Company will pay cash in lieu of fractional shares as described below.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

~~Our~~The Board is submitting the Reverse Stock Split to our stockholders for approval with the primary intent of increasing the market price of our Common Stock to enhance our ability to meet the continued listing requirements of the NYSE American and to make our Common Stock more attractive to a broader range of institutional and other investors. ~~In addition to increasing the market price of our Common Stock, the Reverse Stock Split would also reduce certain of our costs, as discussed below.~~ Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Split is in the Company's and our stockholders' best interests.

We believe that the Reverse Stock Split will enhance our ability to maintain our on the NYSE American. Reducing the number of outstanding shares of our Common Stock should, absent other factors, increase the per share market price of our Common Stock, although we cannot provide any assurance that our minimum bid price would remain following the Reverse Stock Split over the minimum bid price requirement of the NYSE American.

Additionally, we

The Common Stock is listed on the NYSE American under the symbol "DPW." Under the NYSE American's continued listing standards, if the exchange considers the Common Stock to be a low-priced stock (generally trading below $0.20 per share for an extended period of time), then the Company's securities are subject to a below compliance notification. Additionally, if at any time the Common Stock trades below an abnormally low level per share, then the Company's securities will be automatically delisted from the NYSE American. On December 3, 2018, the Company received a letter from the NYSE American, the receipt of which was announced by the Company on December 5, 2018 (the "**First NYSE Letter**"), in which the NYSE American advised the Company that it was concerned about the low trading price of the Company's shares of Common Stock. Specifically, the First NYSE Letter noted that the average trading price of the Common Stock was $0.23 during the thirty (30) trading days ended on November 30, 2018. Consequently, the NYSE American informed the Company that it deems it appropriate for the Company to effectuate a reverse split of the Common Stock and further advised the Company that it may take further action were the market price of the Common Stock to decline further. In response, the Company determined that effectuating a reverse split was necessary and began to establish a timeline for the proposed reverse split, with certain criteria, such as the ratio of the reverse split, to be resolved as soon as practicable.

On January 4, 2019, the Company received a second letter from the NYSE American, the receipt of which was announced by the Company on January 8, 2019 (the "**Second NYSE Letter**"), in which the NYSE American advised the Company that while the Company had not yet effectuated a reverse split, it was aware of the Company's consideration of such a corporate action. The NYSE American further noted that the Company was not in compliance with the continued listing standards of the NYSE American Company Guide (the "**Company Guide**"). Consequently, the Second NYSE Letter informed the Company that the NYSE American had determined that the Common Stock had been selling for a low price per share for a substantial period of time and, pursuant to the Company Guide, the Company's continued listing is predicated on the Company effecting a reverse stock split of the Common Stock or otherwise demonstrating sustained price improvement within a reasonable period of time, which the NYSE determined to be no later than July 4, 2019. To demonstrate such sustained price improvement, the NYSE American will generally require that: (i) the average closing price of the Common Stock for the thirty (30)-day period ending and including July 4, 2019 be $0.20 per share or greater; and (ii) the closing price of the common stock on July 4, 2019 be $0.20 per share or greater.

On February 12, 2019, the Company filed a definitive proxy statement for a Special Meeting to be held on March 14, 2019, the principal purpose of which was to ask its stockholders to approve an amendment to its Certificate of Incorporation to effect the reverse stock split of its Common Stock by a ratio of not less than one-for-four and not more than one-for-twenty at any time prior to March 14, 2020, with the exact ratio to be set at a whole number within this range as determined by our Board in its sole discretion. As such, the proposal was identical to Proposal 5 of this proxy statement, with the exception of the range within which our Board may, assuming this Proposal 5 is approved, determine to fix the ratio of the reverse split.

At the Special Meeting held on March 14, 2019, the Company's stockholders approved a proposal authorizing the Board to effect a reverse stock split by a whole number ratio of not less than one-for-four and not more than one-for-twenty at any time prior to March 14, 2020, with the exact ratio to be set at a whole number within this range as determined by the Board in its sole discretion. The Company reported that 72,253,978 favorable votes were cast, representing nearly 64.0% of the Company's outstanding shares of capital stock eligible to vote as of the record date.

Later on March 14, 2019, the Company announced that the Board approved a one-for-twenty reverse split of the Common Stock effective on March 14, 2019 (the "**March Split**"). Beginning with the opening of trading on March 15, 2019, the Common Stock traded on the NYSE American on a split-adjusted basis.

The March Split reduced the number of shares of Common Stock issued and outstanding from approximately 125,080,765 to approximately 6,254,038. The authorized number of shares of Common Stock remained at 500 million.

While the Company believes that the March Split achieved the intended objectives, as the closing market price of the Common Stock ("**CMP**") on that date was $1.68, substantially above the $1.00 market price that the NYSE American prefers the issuers listed on the NYSE American maintain, and well above the market prices that lead it to issue letters of various kinds to its listed issuers, the Company believes that it is in its own and its stockholders' best interest to effectuate the Reverse Stock Split due to certain deleterious events that occurred subsequent to March 14, 2019.

The first to occur of these events was a precipitous drop in the market price near the end of the trading day of March 15, 2019. As noted above, the CMP on March 14, 2019 was $1.68. While this price level was not fully sustained during the trading day of March 15, 2019, in the last few minutes the price dropped precipitously, with the CMP being $0.71.

The second event that caused a significant slide in the market price of the Common Stock was the Company's press release dated March 29, 2019, which announced the pricing of a public offering. On April 3, 2019, the Company announced that this public offering had closed on April 2, 2019. On March 28, 2019, the CMP was approximately $0.71, only slightly lower than the CMP on March 15, 2019, meaning that the CMP was substantially steady for the two weeks following the March Split. On March 29, 2019, however, the CMP fell to approximately $0.29. This drop in the market price was clearly occasioned by the announcement of the pricing of the public offering and was entirely unrelated to the March Split. As of May 31, 2019, the CMP was approximately $0.15, substantially below the level required by the NYSE American and very significantly below its preferred minimum level of $1.00.

As a result principally of the two events described above, the Common Stock has not traded above $1.00 per share and $0.30 per share since March 14, 2019 and April 10, 2019, respectively. Consequently, the Company has requested that its stockholders approved this Proposal 5, which provides for the Reverse Stock Split.

If we are unable to regain compliance with NYSE American low-priced continued listing standards in the appropriate time, then the Company's securities will be subject to delisting. Delisting could have a material adverse effect on our business, liquidity and on the trading of the Common Stock. If the Common Stock were delisted, then it could be quoted on the OTCQB market or on the "pink sheets" maintained by the OTC Markets Group. However, such alternatives are generally considered to be less efficient markets. Further, delisting from the NYSE American could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees and could also trigger various defaults under our lending agreements and other outstanding agreements. Finally, delisting could make it harder for us to raise capital and sell securities.

We also believe that the increased market price of the Common Stock expected as a result of implementing the Reverse Stock Split ~~will make our Common Stock more attractive to a broader range of institutional and other investors, as we have been advised that the current market price of our Common Stock may affect its acceptability to certain institutional investors, professional investors~~ may improve the marketability and ~~other members~~ liquidity of the ~~investing public. Many~~ Common Stock and encourage interest and trading in the Common Stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. ~~In addition, some~~ Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of the Common Stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. ~~We believe~~ Although it should be noted that the liquidity of the Common Stock may be harmed by the Reverse Stock Split ~~will make our Common Stock a more attractive and cost-effective investment for many investors, which will enhance~~ given the reduced number of shares that would be outstanding after the Reverse Stock Split, our Board is hopeful that the anticipated higher market price will offset, to some extent, the negative effects on the liquidity and marketability of the ~~holders of our~~ Common Stock inherent in some of the policies and practices of institutional investors and brokerage houses described above.

Reducing the number of outstanding shares of our Common Stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our Common Stock. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our Common Stock. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the market price of our Common Stock will increase following the Reverse Stock Split or that the market price of our Common Stock will not decrease in the future. Additionally, we cannot assure you that the market price per share of our Common Stock after a Reverse Stock Split will increase in proportion to the reduction in the number of shares of our Common Stock outstanding before the Reverse Stock Split. Accordingly, the total market capitalization of our Common Stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

Procedure for Implementing the Reverse Stock Split

The Reverse Stock Split, if approved by our stockholders, would become effective upon the filing (the "**Effective Time**") of a certificate of amendment to the Company's Certificate of Incorporation with the Secretary of State of the

State of Delaware. The exact timing of the filing of the certificate of amendment that will effectuate the Reverse Stock Split will be determined by our Board based on its evaluation as to when such action will be the most advantageous to the Company and our stockholders. In addition, our Board reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the amendment to the Company's Certificate of Incorporation, our Board, in its sole discretion, determines that it is no longer in our best interest and the best interests of our stockholders to proceed with the Reverse Stock Split. If a certificate of amendment effectuating the Reverse Stock Split has not been filed with the Secretary of State of the State of Delaware by the close of business on July 1, 2020, our Board will abandon the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

Depending on the ratio for the Reverse Stock Split determined by our Board, a minimum of five and a maximum of ~~thirty~~forty shares of existing Common Stock will be combined into one new share of Common Stock. The table below shows, as of the Record Date, the number of outstanding shares of Common Stock (excluding treasury shares) that would result from the listed hypothetical reverse stock split ratios (without giving effect to the treatment of fractional shares):

Reverse Stock Split Ratio	Approximate Number of Outstanding Shares of Common Stock Following the Reverse Stock Split
1-for-5	7,547,573
1-for-10	3,773,787
1-for-15	2,515,858
1-for-20	1,886,893
1-for-30	1,257,929
1-for-40	943,445

The actual number of shares issued after giving effect to the Reverse Stock Split, if implemented, will depend on the reverse stock split ratio that is ultimately determined by our Board.

The Reverse Stock Split will affect all holders of our Common Stock uniformly and will not affect any stockholder's percentage ownership interest in the Company, except that as described below in "Fractional Shares," record holders of Common Stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will receive cash in lieu of fractional shares. In addition, the Reverse Stock Split will not affect any stockholder's proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning "odd lots" of less than 100 shares of Common Stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares.

After the Effective Time, our Common Stock will have new Committee on Uniform Securities Identification Procedures (CUSIP) numbers, which is a number used to identify our equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below. After the Reverse Stock Split, we will continue to be subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended. Our Common Stock will continue to be listed on the NYSE American under the symbol "DPW."

Beneficial Holders of Common Stock (i.e., stockholders who hold in street name)

Upon the implementation of the Reverse Stock Split, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our Common Stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split. Stockholders who hold shares of our Common Stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered "Book-Entry" Holders of Common Stock (i.e., stockholders whose names are registered on the transfer agent's books and records but do not hold stock certificates)

Certain of our registered holders of Common Stock may hold some or all of their shares electronically in book-entry form with the transfer agent. These stockholders do not have stock certificates evidencing their ownership of the

Common Stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Stock Split Common Stock, subject to adjustment for treatment of fractional shares.

Holders of Certificated Shares of Common Stock

Stockholders holding shares of our Common Stock in certificated form will be sent a transmittal letter by the Exchange Agent after the Effective Time. The letter of transmittal will contain instructions on how a stockholder should surrender his, her or its certificate(s) representing shares of our Common Stock (the "**Old Certificates**") to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Stock Split Common Stock (the "**New Certificates**").

No new post-Reverse Stock Split Common Stock will be issued to a stockholder until such stockholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the Exchange Agent. No stockholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates. Stockholders will then receive a Direct Registration Statement representing the number of whole shares of Common Stock that they are entitled as a result of the Reverse Stock Split, subject to the treatment of fractional shares described below. Until surrendered, we will deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-Reverse Stock Split Common Stock to which these stockholders are entitled, subject to the treatment of fractional shares. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for post-Reverse Stock Split Common Stock. If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), a New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

Prevailing market prices

We will not issue fractional shares in connection with the Reverse Stock Split. Stockholders who would otherwise hold fractional shares because the number of shares of Common Stock they hold before the Reverse Stock Split is not evenly divisible by the split ratio ultimately determined by the Board will be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) from our Exchange Agent in lieu of such fractional shares. The cash payment is subject to applicable U.S. federal and state income tax and state abandoned property laws. Stockholders will not be entitled to receive interest for the period of time between the Effective Time and the date payment is received.

We currently anticipate that, in lieu of issuing fractional shares, the aggregate of all fractional shares otherwise issuable to the holders of record of Common Stock shall be issued to the Exchange Agent for the Common Stock, as agent, for the accounts of all holders of record of Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all fractional interests will be effected by the Exchange Agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the Common Stock at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, if any, the Exchange Agent will pay to such holders of record their pro rata share of the net proceeds (after customary brokerage commissions and other expenses) derived from the sale of the fractional interests.

After the Reverse Stock Split, a stockholder will have no further interest in the Company with respect to its fractional share interest, and persons otherwise entitled to a fractional share will not have any voting, dividend or other rights with respect thereto except the right to receive a cash payment as described above.

Effect of the Reverse Stock Split on Employee Plans, Options, Restricted Stock Awards, Warrants and Convertible or Exchangeable Securities

Based upon the reverse stock split ratio determined by the board of directors, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of Common Stock. This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of Common Stock being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split. The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares. The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the reverse stock split ratio determined by the ~~board of directors~~Board, subject to our treatment of fractional shares.

Accounting Matters

The proposed amendment to the Company's Certificate of Incorporation will not affect the par value of our Common Stock per share, which will remain $0.001. As a result, as of the Effective Time, the stated capital attributable to Common Stock and the additional paid-in capital account on our balance sheet will not change due to the Reverse Stock Split. Reported per share net income or loss will be higher because there will be fewer shares of Common Stock outstanding.

Certain Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our Common Stock.

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our Common Stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our Common Stock (a "**U.S. holder**"). A trust may also be a U.S. holder if (1) a U.S. court is able to exercise primary supervision over administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person. An estate whose income is subject to U.S. federal income taxation regardless of its source may also be a U.S. holder. This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our Common Stock as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our Common Stock as "capital assets" (generally, property held for investment).

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our Common Stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN YOUR

PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, a stockholder generally will not recognize gain or loss on the reverse stock split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-reverse stock split shares. The aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the pre-split shares exchanged therefore (excluding any portion of the holder's basis allocated to fractional shares), and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. A holder of the pre-split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-split shares were held for one year or less and long term if held more than one year. No gain or loss will be recognized by us as a result of the reverse stock split.

No Appraisal Rights

Under Delaware law and our charter documents, holders of our Common Stock will not be entitled to dissenter's rights or appraisal rights with respect to the Reverse Stock Split.

Vote Required to Approve the Amendment and Recommendation

Under Delaware law and our charter documents, the affirmative vote of holders of a majority of the shares of Common Stock outstanding as of the Record Date is required to approve the Reverse Stock Split.

Our board of directors recommends that stockholders vote "FOR" the amendment to the Certificate of Incorporation to authorize the Reverse Stock Split.